Filed pursuant to Rule 424(b)(2)
Registration No. 333-130309
A filing fee of $53,500, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with
the securities offered from the registration statement
(File No. 333-130309) by means of this prospectus supplement.
PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 9, 2006)
$500,000,000
Dean Foods Company
7.000% Senior Notes due 2016

          The notes will bear interest at the rate of 7.000% per year. Interest on the notes is payable on June 1 and December 1 of each year, beginning December 1, 2006. The notes will mature on June 1, 2016. We may redeem some or all of the notes at any time at the redemption price discussed under the caption “Description of the Notes and the Guarantees — Optional Redemption.” If we experience a change of control, we may be required to offer to purchase the notes from holders.
      The notes will be our senior obligations and will rank equally with all of our other senior unsecured indebtedness. The notes will be fully and unconditionally guaranteed by the subsidiaries that are guarantors under our senior secured credit facility, which are substantially all of our wholly owned U.S. subsidiaries. See “Description of the Notes and the Guarantees — Subsidiary Guarantees.”
      The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

       Investing in the notes involves risks. See “Risk Factors” beginning on page S-12.
       None of the Securities and Exchange Commission, or any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior
	Note	Total

Public Offering Price	99.604%	$498,020,000
Underwriting Discount	1.2125%	$6,062,500
Proceeds to Dean Foods Company (before expenses)	98.3915%	$491,957,500
      Interest on the notes will accrue from May 17, 2006 to date of delivery.

      The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about May 17, 2006.

Sole Book-Running Manager
Citigroup

Joint Lead Managers

JPMorgan	Wachovia Securities

BNP PARIBAS	Banc of America Securities LLC	Calyon Securities (USA)
Harris Nesbitt	Lazard Capital Markets	Rabo Securities USA, Inc.
RBS Greenwich Capital	SunTrust Robinson Humphrey	Wells Fargo Securities
BNY Capital Markets, Inc.	PNC Capital Markets LLC	RBC Capital Markets
Barclays Capital
May 11, 2006

      You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or documents to which we otherwise refer you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus and any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

      Unless the context requires otherwise, references to “we,” “us,” “our” and the “Company” refer collectively to Dean Foods Company and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange, and you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus supplement, unless we update or supersede that information by the information contained in this prospectus supplement or by information that we file subsequently that is incorporated by reference into this prospectus supplement.
      We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Current Reports on Form 8-K filed with the SEC on March 8, 2006 and April 28, 2006; and

•	All documents filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and before the termination of this offering.
      This prospectus supplement and the accompanying prospectus are part of a registration statement we have filed with the SEC relating to the notes offered by this prospectus supplement and other debt securities. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site. In addition, we post the periodic reports that we file with the SEC on our website at http://www.deanfoods.com. You may also obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201
(214) 303-3400
Attention: Investor Relations

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein contain forward-looking statements that involve risks and uncertainties, including those discussed under the caption “Risk Factors.” We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and often contain words such as “may,” “should,” “could,” “expects,” “seeks to,” “anticipates,” “plans,” “believes,” “estimates,” “intends,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. Forward-looking statements are inherently uncertain, and actual performance or results may differ materially and adversely from that expressed in, or implied by, any such statements. Consequently, you should recognize these statements for what they are and we caution you not to rely upon them as facts.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information about Dean Foods Company and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference prior to deciding whether to purchase notes.
Dean Foods Company
      We are a leading food and beverage company. Our Dairy Group is the largest processor and distributor of milk and various other dairy products in the United States. The Dairy Group manufactures and sells its products under a variety of local and regional brand names and under private labels. Our WhiteWave Foods Company manufactures, markets and sells a variety of well known soy, dairy and dairy-related nationally branded products such as Silk® soymilk and cultured soy products, Horizon Organic® dairy products, International Delight® coffee creamers and LAND O’ LAKES® creamers and fluid dairy products. Our International Group is one of the largest processors and distributors of fluid milk in Spain and Portugal.

Dairy Group
      Our Dairy Group manufactures, markets and distributes a wide variety of branded and private label dairy case products to retailers, distributors, foodservice outlets, schools and governmental entities across the United States.
      The Dairy Group’s sales totaled approximately $8.96 billion in 2005 and $2.20 billion in the three-month period ended March 31, 2006. The following charts graphically depict the Dairy Group’s 2005 sales by product and by channel, and indicate the percentage of private label versus company branded sales in 2005.

(1)	Includes, among other things, regular milk, flavored milks, buttermilk, half-and-half, whipping cream, dairy coffee creamers and ice cream mix.

(2)	Includes ice cream and ice cream novelties.

(3)	Includes yogurt, cottage cheese, sour cream and dairy-based dips.

(4)	Includes fruit juice, fruit-flavored drinks and water.

(5)	Includes, among other things, items for resale such as butter, cheese and eggs.

(6)	Includes restaurants, hotels and other foodservice outlets.
     Products not sold under private labels are sold under the Dairy Group’s local and regional proprietary or licensed brands. Our local and regional proprietary and licensed brands include, among others, Dean’s®, Garelick Farms®, Meadow Gold®, Tuscan®, Mayfield® and Berkeley Farms™.
      The Dairy Group sells its products primarily on a local or regional basis through its local and regional sales forces, although some national customer relationships are coordinated by the Dairy Group’s corporate sales department. The Dairy Group’s largest customer is Wal-Mart, including its subsidiaries such as Sam’s Club, which accounted for approximately 15.6% of the Dairy Group’s sales for 2005. Most of the Dairy Group’s customers, including Wal-Mart, purchase products from the Dairy Group either by purchase order or pursuant to contracts that are generally terminable at will by the customer.
      Due to the perishable nature of the Dairy Group’s products, our Dairy Group delivers the majority of its products from its facilities directly to its customers’ stores in refrigerated trucks or trailers that we own or lease. This form of delivery is called a “direct store delivery” or “DSD” system. We believe our Dairy Group has one of the most extensive refrigerated DSD systems in the United States.
      Our Dairy Group has several competitors in each of our major product and geographic markets. Competition between dairy processors for shelf-space with retailers is based primarily on price, service and quality, while competition for consumer sales is based on a variety of factors such as brand recognition, price, taste preference and quality. Dairy products also compete with many other beverages and nutritional products for consumer sales.

WhiteWave Foods Company
      WhiteWave Foods Company develops, manufactures, markets and sells a variety of nationally branded soy, dairy and dairy-related products, such as Silk soymilk and cultured soy products, Horizon Organic dairy products, International Delight coffee creamers and LAND O’LAKES creamers and fluid dairy products. WhiteWave Foods Company also sells The Organic Cow® organic dairy products; White Wave® and Tofu Town® branded tofu and Hershey’s® milks and milkshakes. We license the LAND O’LAKES and Hershey’s names from third parties. We also own Rachel’s Organic, which markets and sells organic dairy products across the United Kingdom under the brand names Rachel’s Organic® and Divine Rice®. WhiteWave Foods Company’s sales totaled approximately $1.14 billion in 2005 and $307.0 million in the three-month period ended March 31, 2006, including Rachel’s Organic, which was transferred from the International Group, effective January 1, 2006.
      WhiteWave Foods Company sells its products to a variety of customers, including grocery stores, club stores, natural foods stores, mass merchandisers, convenience stores and foodservice outlets. The following charts graphically depict WhiteWave Foods Company’s 2005 sales by brand and by channel:

(1)	Other brands include Hershey’s milk and milk shakes, The Organic Cow organic dairy products and White Wave and Tofu Town tofu.
     WhiteWave Foods Company sells its products through its internal sales force and through independent brokers. WhiteWave Foods Company’s largest customer is Wal-Mart, including its subsidiaries such as Sam’s Club, which accounted for approximately 14.4% of WhiteWave Foods Company’s sales for 2005. The majority of WhiteWave Foods Company’s products, including those sold to Wal-Mart, are sold pursuant to customer purchase orders or pursuant to contracts that are generally terminable at will by the customer.
      WhiteWave Foods Company has several competitors in each of its product markets. Competition to obtain shelf-space with retailers for a particular product is based primarily on the expected or historical sales performance of the product compared to its competitors. Also, in some cases, WhiteWave Foods Company pays fees to retailers to obtain shelf-space for a particular product. Competition for consumer sales is based on many factors, including brand recognition, price, taste preferences and quality. Consumer demand for soy and organic foods has grown rapidly in recent years due to growing consumer confidence in the health benefits of soy and organic foods, and WhiteWave Foods Company has a leading position in the soy and organic foods category. However, our soy and organic food products compete with many other beverages and nutritional products for consumer sales.

International Group
      Our International Group manufactures, markets and sells private label and branded milk, butter and cream through its internal sales force to retailers and distributors across Spain and Portugal. The International Group’s sales totaled $399.8 million in 2005 and $82.9 million in the three-month period ended March 31, 2006.
      The following charts graphically depict the International Group’s 2005 sales by product category and channel, and indicate the percentage of private label sales versus company branded sales in 2005.

(1)	Our International Group’s largest customers in 2005 were Carrefour, S.A., and J. Sainsbury, which accounted for approximately 22.0% and 10.7% of the International Group’s 2005 sales, respectively.

(2)	Including our proprietary Celta®, Campobueno®, La Vaquera®, Milsani® and Rachel’s Organic brands.

Current Business Strategy

Maximize Dairy Group Performance
      As the largest dairy processor in the United States, our Dairy Group is in a unique position to provide unmatched service, convenience and value to our customers. We are intently focused on maintaining and extending our Dairy Group’s leadership position by focusing on our customers’ needs.
      In 2005 and in the three-month period ended March 31, 2006, our Dairy Group’s fresh milk volumes were up by 2.5% and 3.4%, respectively while total U.S. consumption was generally flat, according to data published by the U.S. Department of Agriculture. We believe this increase in market share is an indication of the success of our strategy. In 2006, we are focused on maintaining and growing our Dairy Group’s sales volume by continuing to provide our customers with the highest level of service, quality and value. Also in 2006, we intend to begin a multi-year project designed to extend the competitive advantage of our Dairy Group by further reducing our cost structure, primarily through rationalizing our purchasing and administrative functions and by investing in a new, more efficient information technology platform.

Maximize the Performance of WhiteWave Foods Company
      In 2004, we began the process of consolidating the operations of the three operating units that comprise our WhiteWave Foods Company segment into a single business. We are building a vertically integrated branded business with a focused product portfolio, efficient manufacturing processes and an optimal distribution system. During 2005, we appointed a new President of our business, which was a key step in the development of a consolidated leadership team for the organization. We also completed the consolidation of the sales, marketing and research and development organization and the supply chain integration is in process. We consolidated most product manufacturing into five primary facilities, three of which were transferred from our Dairy Group in 2005, and we narrowed our network of co-packers. In 2006, we will continue to focus on streamlining our product portfolio, focusing on the most profitable opportunities, and on continuing to maximize our production and distribution processes. We are currently in the initial stages of implementing the SAP platform across WhiteWave Foods Company, which we expect will enable us to more effectively and efficiently manage our supply chain and business processes.

Invest in the Growth and Profitability of our Brands
      In 2006, we intend to continue to invest in aggressively marketing our WhiteWave Foods Company brands, with an emphasis on our largest and most successful brands: Silk, Horizon Organic, International Delight and LAND O’LAKES. We will continue to make capital expenditures allowing us to increase internal manufacturing, which we believe will allow us to better manage our working capital and increase profitability. In order to meet the growth in demand for our organic dairy products, we will continue to expand our network of dairy farmers, as well as increase our organic farming operations, as necessary.
Corporate Information
      Our principal executive offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Our telephone number is (214) 303-3400. We maintain a worldwide web site at www.deanfoods.com. Our web site and the information contained on that site, or connected to that site, are not incorporated into this prospectus supplement, and you should not rely on any such information in making your decision whether to purchase our securities. We were incorporated in Delaware in 1994.

The Offering

Issuer	Dean Foods Company

Subsidiary Guarantors	The notes will be fully and unconditionally guaranteed by the subsidiaries that are guarantors under our senior secured credit facility, which are substantially all of our wholly owned U.S. subsidiaries. The subsidiary guarantors represent substantially all of our revenue and income. The subsidiary guarantors’ guarantees will be joint and several obligations.

Securities Offered	$500,000,000 aggregate principal amount of 7.000% Senior Notes due 2016.

Maturity	The notes will mature on June 1, 2016.

Interest	Interest on the notes will accrue from May 17, 2006 and will be payable on June 1 and December 1 of each year, beginning December 1, 2006.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness and will be effectively subordinated to the indebtedness outstanding under our senior secured credit facility from time to time and any other secured debt we may incur. The notes will be fully and unconditionally guaranteed on a senior basis, jointly and severally, by the subsidiaries that are guarantors under our senior secured credit facility, which are substantially all of our wholly owned U.S. subsidiaries. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors. These subsidiary guarantors also guarantee our obligations under our senior secured credit facility. At March 31, 2006, we had approximately $3.47 billion aggregate principal amount of senior indebtedness outstanding (including subsidiary debt we have guaranteed), of which $2.84 billion was secured, and no subordinated indebtedness outstanding.

Optional Redemption	We may, at our option, redeem some or all of the notes at any time at a redemption price equal to the greater of

• 100% of the principal amount of the notes being redeemed; and

• the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (excluding interest accrued to the redemption date) from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points.

We will also pay the accrued and unpaid interest on the notes to the redemption date.

Repurchase at the Option of Holders Upon A Change of Control	If we experience a “change of control” (as defined in this prospectus supplement), we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. We might not be able to pay you the required price for notes you present to us at the time of a change of control because our senior secured credit facility or other indebtedness may prohibit payment or we might not have enough funds at that time.

Sinking Fund	None.

Covenants	The indenture under which we will issue the notes contains covenants that, among other things, limit our ability to incur secured indebtedness, enter into sale-leaseback transactions and engage in mergers, consolidations and sales of all or substantially all of our assets. See “Description of Debt Securities” in the accompanying prospectus.

Use of Proceeds	We expect to use all of the net proceeds from the sale of the notes to reduce a corresponding amount of borrowings under our senior secured revolving credit facility. See “Use of Proceeds.”

Summary Consolidated Financial Data
      The summary consolidated financial data as of and for each of the three years in the period ended December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005 were derived from our audited or unaudited consolidated financial statements. The summary financial data set forth below do not purport to indicate our financial condition or results of operations as of any future date or for any future period.
      You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

	(Dollars in thousands)
	(Unaudited)
Operating data:
Net sales	$2,591,968	$2,561,751	$10,505,560	$10,036,277	$8,390,985
Cost of sales(1)	1,936,464	1,948,455	7,919,252	7,641,368	6,214,729

Gross profit	655,504	613,296	2,586,308	2,394,909	2,176,256
Total operating costs and expenses(1)	518,461	487,380	1,979,217	1,807,508	1,541,823

Operating income	137,043	125,916	607,091	587,401	634,433
Interest expense(2)	50,215	41,035	168,984	198,900	173,945
Financing charges on trust issued preferred securities	—	—	—	—	14,164
Equity in (earnings) losses of unconsolidated subsidiaries	—	—	—	—	(244)
Other (income) expense, net	73	(110)	(789)	(370)	(2,530)

Total other expense	50,288	40,925	168,195	198,530	185,335

Income from continuing operations before income taxes	86,755	84,991	438,896	388,871	449,098
Income taxes	33,963	33,858	166,423	149,710	173,559

Income from continuing operations	52,792	51,133	272,473	239,161	275,539
Gain on sale of discontinued operations, net of tax	—	—	38,763	—	—
Income from discontinued operations, net of tax	—	10,336	17,847	46,213	80,164

Income before cumulative effect of accounting change	52,792	61,469	329,083	285,374	355,703
Cumulative effect of accounting change, net of tax(3)	—	—	(1,552)	—	—

Net income	$52,792	$61,469	$327,531	$285,374	$355,703

Other data:
Adjusted EBITDA(4)	$207,847	$196,452	$879,179	$814,266	$755,290
Ratio of Total Debt to Adjusted EBITDA	n.m.	n.m.	3.91x	3.99x	3.69x
Ratio of Adjusted EBITDA to interest expense	n.m.	n.m.	5.20x	4.09x	4.34x
Cash flows from continuing operations:
Net cash from operating activities	$22,886	$167,195	$541,019	$420,732	$427,149
Net cash used in investing activities	(68,422)	(62,221)	(109,845)	(723,222)	(403,816)
Net cash provided by (used in) financing activities	48,757	(131,672)	(455,380)	203,009	(84,573)
Balance sheet data (at end of period):
Total assets	$7,015,158	$7,735,010	$7,050,884	$7,756,368	$6,992,536
Long-term debt(5)	3,474,729	3,099,029	3,436,835	3,251,728	2,787,984
Total stockholders’ equity	1,989,591	2,775,966	1,872,079	2,663,599	2,543,979

n.m. — Not meaningful.

(1)	See notes 2 and 4 to “Selected Consolidated Financial Data” on page S-21.

(2)	Results for 2004 include a charge of $32.6 million to write off deferred financing costs related to the refinancing of our senior secured credit facility.

(3)	In the fourth quarter of 2005, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 47 “Accounting for Conditional Asset Retirement Obligations”. If FIN 47 had always been in effect, we would have expensed this amount for depreciation in periods prior to January 1, 2005.

(4)	We calculate Adjusted EBITDA using the same methodology we use to calculate “Consolidated EBITDA” under our senior secured credit facility, which excludes certain subsidiaries designated as “Unrestricted Subsidiaries” under our senior secured credit facility. We calculate Adjusted EBITDA as income from continuing operations before interest, taxes, depreciation and amortization, and we further adjust it by various items including: (1) facility closing and reorganization costs, (2) non cash share-based compensation expense, (3) certain severance charges and (4) the effect on our earnings of the acquisitions and divestitures that we make. Other companies define Adjusted EBITDA differently and, as a result, such measures are not comparable to our Adjusted EBITDA.

We believe that the most directly comparable GAAP financial measure to Adjusted EBITDA is net cash provided by continuing operations.

We present Adjusted EBITDA because our senior secured credit facility contains important financial covenants, including our leverage ratio and interest coverage ratio, which are based on this measure. In addition, we believe it provides investors with additional information about our ability to incur and service debt and make capital expenditures.

Adjusted EBITDA should not be considered in isolation. It is not a substitute for income from continuing operations, cash flow from continuing operations or net income as determined in accordance with GAAP as a measure of financial performance or liquidity. Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider some of our cash requirements such as interest expense, income taxes, debt service payments and cash costs arising from restructuring.

Set forth below is a reconciliation of Adjusted EBITDA to net cash provided by continuing operations and income from continuing operations.

(5)	Includes amounts outstanding under subsidiary lines of credit and the current portion of long-term debt.
     The following is a reconciliation of Adjusted EBITDA to net cash provided by continuing operations and income from continuing operations for the periods presented:

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

	(Unaudited)
	(Dollars in thousands)
Net cash provided by continuing operations	$22,886	$167,195	$541,019	$420,732	$427,149
Depreciation and amortization	(57,229)	(54,226)	(221,291)	(206,589)	(176,668)
Non-cash share-based compensation expense	(9,389)	(8,491)	—	—	—
Gain on sale of operations	—	—	—	122	66,168
Write-down of impaired assets	(1,424)	(478)	(11,978)	(5,385)	(3,093)
Deferred income taxes	(38,244)	(12,281)	(38,042)	(135,451)	(122,477)
Tax savings on equity compensation	—	—	(20,614)	(18,526)	(26,380)
Costs related to early extinguishment of debt	—	—	—	(32,613)	—
Changes in operating assets and liabilities	136,691	(41,488)	22,140	221,634	102,488
Other	(499)	902	1,239	(4,763)	8,352

Income from continuing operations	52,792	51,133	272,473	239,161	275,539
Income taxes	33,963	33,858	166,423	149,710	173,559
Interest expense	50,215	41,035	168,984	198,900	188,109
Depreciation and amortization	55,579	52,653	214,707	195,925	164,129
Facility closing and reorganization costs	5,837	6,390	38,583	24,575	11,787
Other operating income	—	—	—	(5,899)	(68,719)
Non-cash share-based compensation expense	9,389	8,491	15,344	5,977	3,523
Severance charge	—	3,073	3,148	—	—
EBITDA from Unrestricted Subsidiaries	(245)	(181)	(483)	(3,770)	(2,404)
Acquisition/divestiture adjustments	317	—	—	9,687	9,767

Adjusted EBITDA	$207,847	$196,452	$879,179	$814,266	$755,290

RISK FACTORS
      You should carefully consider the risks related to the Company and to the notes described below, as well as other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before buying any of the notes.
Risks Related to the Company

Reorganization of our WhiteWave Foods Company segment could temporarily adversely affect the performance of the segment.
      In 2004, we began the process of consolidating the operations of the three operating units that comprise our WhiteWave Foods Company segment into a single business. We are building a vertically integrated branded business with a focused product portfolio, efficient manufacturing processes and an optimal distribution system. During 2005, we appointed a new President of WhiteWave Foods, which was a key step in the development of a consolidated leadership team for the organization. We also completed the consolidation of the sales, marketing and research and development organization and the supply chain integration is in process. We consolidated most product manufacturing into five primary facilities, three of which were transferred from our Dairy Group in 2005, and we narrowed our network of co-packers. In 2006, we will continue to focus on streamlining our product portfolio, focusing on the most profitable opportunities, and on continuing to maximize our production and distribution processes. We are currently in the initial stages of implementing the SAP platform across WhiteWave Foods Company, which we expect will enable us to more effectively and efficiently manage our supply chain and business processes. Our failure to successfully manage this process could cause us to incur unexpected costs or to lose customers or sales, which could have a material adverse effect on our financial results.

Reorganization of our Dairy Group segment could temporarily adversely affect the performance of the segment.
      During the first quarter of 2006, we started the process of realigning our Dairy Group segment in order to further streamline our organization, improve efficiency within our operations and better meet the needs of our customers. Effective January 1, 2006, we transitioned from five operating regions to three operating regions. We are currently focused on reorganizing our purchasing and other administrative functions to better leverage our scale, which we expect will enable us to more effectively and efficiently manage our business processes. Furthermore, we are in the process of consolidating our Dairy Group information technology systems, including the implementation of standard accounting and distribution software packages. Our failure to successfully manage this process could cause us to incur unexpected costs, which could have a material adverse effect on our financial results.

Recent successes of our products could attract increased competitive activity, which could impede our growth rate and cost us sales and, in the case of organic products, put pressure on the availability of raw materials.
      Our Silk soymilk and Horizon Organic organic food and beverage products have leading market shares in their categories and have benefited in many cases from being the first to introduce products in their categories. As soy and organic products continue to gain in popularity with consumers, we expect our products in these categories to continue to attract competitors. Many large food and beverage companies have substantially more resources than we do and they may be able to market their soy and organic products more successfully than us, which could cause our growth rate in these categories to be slower than our forecast and could cause us to lose sales. The increase in popularity of soy and organic milks is also attracting private label competitors who sell their products at a lower price. The success of private label brands could adversely affect our sales and profitability. Finally, there is a limited supply of organic raw materials in the United States, especially organic soybeans and organic raw milk. New entrants into our markets can reduce available supply and drive up costs. Even without new entrants, our own growth can put pressure on the availability and price of organic raw materials.

      Our International Delight coffee creamer competes intensely with Nestlé CoffeeMate business, and our Hershey’s milks and milkshakes compete intensely with Nestlé Nesquik. Nestle has significantly greater resources than we do, which allows them to promote their products more aggressively. Our failure to successfully compete with Nestle could have a material adverse effect on the sales and profitability of our International Delight and/or our Hershey’s businesses.

Changes in raw material and other input costs can adversely affect us.
      Raw skim milk is the most significant raw material that we use in our Dairy Group. Organic raw milk, organic soy beans and sugar are significant inputs utilized by WhiteWave Foods Company. The prices of these materials increase and decrease based on supply and demand, and, in some cases, governmental regulation. Weather also affects the availability and pricing of these inputs. In many cases we are able to adjust our pricing to reflect changes in raw material costs. Volatility in the cost of our raw materials can adversely affect our performance as price changes often lag changes in costs. These lags tend to erode our profit margins. Furthermore, cost increases may exceed the price increases we are able to pass along to our customers. Extremely high raw material costs also can put downward pressure on our margins and our volumes. Although we cannot predict future changes in raw material costs, we do expect raw material prices to increase throughout 2006.
      Because our Dairy Group delivers the majority of its products directly to customers through its “direct store delivery” system, we are a large consumer of fuel. Similarly, our WhiteWave Foods business is impacted by the costs of petroleum-based products through the use of common carriers in delivering their products. The Dairy Group utilizes a significant amount of resin, which is the primary component used in our plastic bottles. Due to the disruption in production caused by Hurricanes Katrina and Rita, the prices of resin and fuel have increased dramatically and resin supplies have from time to time been insufficient to meet demand. Increases in fuel and resin prices can adversely affect our results of operations. In addition, a disruption in our ability to secure an adequate resin supply could adversely affect our operations.

Changes in laws, regulations and accounting standards could have an adverse effect on our financial results.
      We are subject to federal, state, local and foreign governmental laws and regulations, including those promulgated by the United States Food and Drug Administration, the United States Department of Agriculture, the Sarbanes-Oxley Act of 2002 and numerous related regulations promulgated by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and the Financial Accounting Standards Board. Changes in federal, state or local laws, or the interpretations of such laws and regulations may negatively impact our financial results or our ability to market our products.

The loss of rights to any of our licensed brands could adversely affect our sales and profits.
      We sell certain of our products under licensed brand names such as Borden®, Hershey’s, LAND O’LAKES, Pet®, and others. In some cases, we have invested significant capital in product development and marketing and advertising related to these licensed brands. Should our rights to manufacture and sell products under any of these names be terminated for any reason, our financial performance and results of operations could be materially and adversely affected.

We have substantial debt and other financial obligations and we may incur even more debt.
      We have substantial debt and other financial obligations and significant unused borrowing capacity. We have pledged substantially all of our assets (including the assets of our subsidiaries) to secure our indebtedness. Our high debt level and related debt service obligations:

•	require us to dedicate significant cash flow to the payment of principal and interest on our debt which reduces the funds we have available for other purposes,

•	may limit our flexibility in planning for or reacting to changes in our business and market conditions,

•	impose on us additional financial and operational restrictions, and

•	expose us to interest rate risk since a portion of our debt obligations are at variable rates.
      The interest rate on our debt is based on our debt rating, as issued by Standard & Poor’s and Moody’s. We have no ability to control the ratings issued by Standard & Poor’s and Moody’s. A downgrade in our debt rating could cause our interest rate to increase, which could adversely affect our ability to achieve our targeted profitability level, as well as our cash flow.
      Our ability to make scheduled payments on our debt and other financial obligations depends on our financial and operating performance. Our financial and operating performance is subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control. A significant increase in interest rates could adversely impact our net income. If we do not comply with the financial and other restrictive covenants under our credit facilities, we may default under them. Upon default, our lenders could accelerate the indebtedness under the facilities, foreclose against their collateral or seek other remedies, which would jeopardize our ability to continue our current operations.
Risks Related to the Notes

Our indebtedness may increase if we issue additional debt securities and do not retire existing debt.
      Our total debt and debt service obligations may increase if we issue additional debt securities and do not use the proceeds to retire existing debt. Substantial indebtedness could, among other things:

•	require us to dedicate a substantial portion of our cash flow to repaying our indebtedness, thus reducing the amount of funds available for other general corporate purposes;

•	limit our ability to borrow additional funds necessary for working capital, capital expenditures or other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions; and

•	limit our flexibility in planning for, or reacting to changes in, our business.
      There can be no assurance that we will be able to meet our debt service obligations, including any of our obligations under the notes.
      In addition, we may need to incur substantial additional indebtedness in the future to fund our operations or certain strategic objectives. However, we may not be able to incur the additional financing necessary for these purposes.

The value of the notes may decrease if rating agencies issue any adverse rating of our securities.
      The notes will be rated by nationally recognized statistical rating organizations. Rating agencies may, however, lower their ratings at any time in the future, or may place the notes under watch with the possibility of lowering their ratings on the notes in the future. If any of these events occur, our access to capital markets may be adversely affected, and the value of the notes could decline.

We conduct all of our operations through our subsidiaries and may be limited in our ability to access funds from these subsidiaries to service our debt, including the notes. In addition, the notes will not be guaranteed by all of our subsidiaries.
      We conduct all of our operations through our subsidiaries. Accordingly, we depend on our subsidiaries’ earnings and advances or loans made by them to us (and potentially dividends or distributions by them to us) to provide funds necessary to meet our obligations, including the payments of principal, premium, if any, and interest on the notes. If we are unable to access the cash flows of our subsidiaries, we would be unable to meet our debt obligations.
      Our subsidiaries are separate and distinct legal entities and, except for the subsidiary guarantors’ obligations under the subsidiary guarantees, have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make funds available to us to do so. None of our foreign affiliates is an obligor or guarantor in respect of the notes. Substantially all of our wholly owned U.S. subsidiaries are guarantors of the notes, which subsidiaries are also guarantors of borrowings under our senior secured credit facility. As a result, if we default on our obligations under the notes, you will not have any direct claims against any of our foreign affiliates. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. In addition, the indenture allows us to create new foreign subsidiaries and invest in our foreign subsidiaries, all of whose assets you will not have any claim against.

The notes will be unsecured and, therefore, will be effectively subordinated to borrowings under our senior secured credit facility and any other secured debt, and the subsidiary guarantees of the notes will be unsecured and effectively subordinated to the secured debt of the subsidiary guarantors.
      The notes and subsidiary guarantees will not be secured by any of our assets or those of our subsidiaries. As a result, the notes are effectively subordinated to the indebtedness under our senior secured credit facility and any other secured debt we may incur and to the secured debt of any subsidiary guarantor to the extent of the value of the assets securing such debt. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our secured debt (including indebtedness under our senior secured credit facility) or the secured debt of any subsidiary guarantor may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes. As of March 31, 2006, we had approximately $2.32 billion of secured debt outstanding under our secured credit facility, but none of our U.S. subsidiaries other than our receivables securitization subsidiaries had any secured debt. The senior secured credit facility is secured by liens on substantially all of our domestic assets including the assets of our subsidiaries, but excluding the capital stock of the subsidiaries of the former Dean Foods Company (“Legacy Dean”) acquired by us in 2001, and the real property owned by Legacy Dean and its subsidiaries.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.
      The notes are a new issue of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

The subsidiary guarantees may be limited in duration.
      Each subsidiary guarantor will guarantee our obligations under the notes only for so long as each subsidiary guarantor is required to act as a guarantor under our senior secured credit facility. If any or all of the subsidiary guarantees are released or terminated or no longer required under the senior secured credit facility or the senior secured credit facility is terminated, such subsidiary guarantee(s) will be released under the indenture. The indenture does not contain any covenants that materially restrict our ability to sell, transfer or otherwise dispose of our assets, including the capital stock of our subsidiaries, or the assets of any of our subsidiaries, except as described under the caption “Description of Debt Securities — Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus. In the event that we sell, transfer or otherwise dispose of some or all of the capital stock of a subsidiary guarantor, such that it is no longer a subsidiary of ours, the guarantee of that subsidiary would terminate. Likewise, in the event a subsidiary guarantor were to sell, transfer or otherwise dispose of all or substantially all of its assets (or incur or guarantee indebtedness where such indebtedness or guarantee is secured by such subsidiary’s assets), the ability of the holders of the notes to collect payments against such subsidiary under the guarantee could be materially and adversely affected.

The subsidiary guarantees may raise fraudulent transfer issues, which could impair the enforceability of the subsidiary guarantees.
      Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, a court found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors or the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor:

•	was insolvent or was rendered insolvent because of the guarantee and the application of proceeds of the notes;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment the judgment is unsatisfied.
      We cannot be sure as to the standard that a court would use to determine whether the subsidiary guarantors were solvent at the relevant time, or that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the subsidiary guarantors’ other debt. A guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of Dean Foods Company, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration. If a court voided a guarantee as a result of fraudulent conveyance, or held it unenforceable for any other reason, holders of the notes would cease to have a claim against the subsidiary guarantor and would be solely creditors of Dean Foods Company and any other subsidiary guarantors. In addition, any payment by that subsidiary guarantor pursuant to its guarantee could be voided and required to be returned to the subsidiary guarantor, or to a fund for the benefit of the creditors of the subsidiary guarantor.
      Since we are a holding company, if all of the subsidiary guarantees were voided, that would result in the holder of the notes having claims that would not be paid prior to substantially all of the other debt and liabilities of the consolidated group of entities. In addition, to the extent that the claims of holders of the notes against any subsidiary guarantor were subordinated in favor of other creditors of such subsidiary, such other creditors would be entitled to be paid in full before any payment could be made on the notes. If one or more subsidiary guarantees are voided or subordinated, there may not be sufficient assets remaining to satisfy claims of holders of the notes after providing for all prior claims.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debt, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
      Each subsidiary guarantee will contain a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of the obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

We may not be able to repurchase the notes upon a change of control.
      Upon the occurrence of specific kinds of change of control events, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Our senior secured credit facility also provides that certain change of control events constitute a default. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party may contain similar provisions. If we experience a change of control that triggers a default under our senior secured credit facility, such default could result in amounts outstanding under our senior secured credit facility being declared due and payable. We would be prohibited from purchasing the notes unless, and until, such time as our indebtedness under the senior secured credit facility was repaid in full. There can be no assurance that either we or our subsidiary guarantors would have sufficient financial resources available to satisfy all of our or their obligations under our senior secured credit facility and these notes in the event of a change of control. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes and the Guarantees — Repurchase at the Option of Holders Upon a Change of Control.”

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the notes will be $491,157,500 (after deducting discounts and commissions and estimated offering expenses). We expect to use all of the net proceeds from the sale of the notes to reduce a corresponding amount of borrowings under our senior secured revolving credit facility. At May 5, 2006, the weighted average interest rate of such amounts was approximately 5.99% and the weighted average maturity was approximately 3.25 years. Borrowings under our senior secured revolving credit facility were used for working capital, acquisitions and general corporate purposes.

CAPITALIZATION
      The following table sets forth, as of March 31, 2006, our consolidated cash and cash equivalents and total capitalization on an actual basis and as adjusted to give effect to the sale of $500 million aggregate principal amount the notes and the application of the net proceeds to reduce borrowings under our senior secured revolving credit facility. You should read this table in conjunction with our consolidated financial statements and the related notes which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At March 31, 2006

		As
	Actual	Adjusted(1)

	(in thousands of U.S. dollars,
	except share amounts)
	(Unaudited)
Cash and cash equivalents	$28,341	$21,481

Long-term debt, including current maturities:
Dean Foods:
Senior secured credit facility	$2,323,800	$1,825,800
Notes offered hereby	—	500,000

	2,323,800	2,325,800
Subsidiary Debt:
8.15% Senior notes-due 2007	250,170	250,170
6.625% Senior notes-due 2009	190,788	190,788
6.9% Senior notes-due 2017	128,367	128,367
Receivables-backed credit facility	513,100	513,100
Other lines of credit	48,247	48,247
Capital lease obligations and other	20,257	20,257

	1,150,929	1,150,929

Total	3,474,729	3,476,729
Less current portion	(169,814)	(169,814)

Total long-term debt	3,304,915	3,306,915
Stockholders’ equity
Common stock 136,214,958 shares issued and outstanding	1,362	1,362
Additional paid-in capital	944,923	944,923
Retained earnings	1,056,805	1,056,805
Accumulated other comprehensive income	(13,499)	(13,499)

Total stockholders’ equity	1,989,591	1,989,591

Total capitalization	$5,464,320	$5,466,320

(1)	For purposes of this capitalization table, we have assumed proceeds of $498.0 million. The estimated underwriting discounts, commissions and expenses of $6.86 million are reflected as a reduction of cash and cash equivalents.

SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data as of and for each of the five years in the period ended December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005 were derived from our audited or unaudited consolidated financial statements. The selected financial data set forth below do not purport to indicate our financial condition or results of operations as of any future date or for any future period.
      You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Three Months Ended
	March 31,				Year Ended December 31

	2006		2005		2005		2004		2003		2002		2001

	(Dollars in thousands except share data)
	(Unaudited)
Operating data:
Net sales(1)	$2,591,968		$2,561,751		$10,505,560		$10,036,277		$8,390,985		$8,202,248		$5,928,452
Cost of sales(2)	1,936,464		1,948,455		7,919,252		7,641,368		6,214,729		6,082,977		4,547,885

Gross profit	655,504		613,296		2,586,308		2,394,909		2,176,256		2,119,271		1,380,567
Operating costs and expenses(2):
Selling and distribution	405,620		384,776		1,561,688		1,450,480		1,290,728		1,246,534		790,651
General and administrative	105,559		94,526		372,750		333,179		304,422		318,479		175,885
Amortization of intangibles(3)	1,445		1,688		6,196		5,173		3,605		6,224		49,823
Facility closing and reorganization costs	5,837		6,390		38,583		24,575		11,787		19,050		9,550
Other operating income(4)	—		—		—		(5,899)		(68,719)		—		(17,305)

Total operating costs and expenses	518,461		487,380		1,979,217		1,807,508		1,541,823		1,590,287		1,008,604

Operating income	137,043		125,916		607,091		587,401		634,433		528,984		371,963
Other (income) expense:
Interest expense(5)	50,215		41,035		168,984		198,900		173,945		188,990		103,822
Financing charges on trust issued preferred securities	—		—		—		—		14,164		33,578		33,581
Equity in (earnings) losses of unconsolidated affiliates	—		—		—		—		(244)		7,899		23,620
Other (income) expense, net	73		(110)		(789)		(370)		(2,530)		2,953		4,795

Total other expense	50,288		40,925		168,195		198,530		185,335		233,420		165,818

Income from continuing operations before income taxes	86,755		84,991		438,896		388,871		449,098		295,564		206,145
Income taxes	33,963		33,858		166,423		149,710		173,559		106,589		75,225
Minority interest in earnings(6)	—		—		—		—		—		30		31,431

Income from continuing operations	52,792		51,133		272,473		239,161		275,539		188,945		99,489
Gain (loss) on sale of discontinued operations, net of tax	—		—		38,763		—		—		(8,231)		—
Income from discontinued operations, net of tax	—		10,336		17,847		46,213		80,164		56,221		11,787

Income before cumulative effect of accounting change	52,792		61,469		329,083		285,374		355,703		236,935		111,276
Cumulative effect of accounting change, net of tax(7)	—		—		(1,552)		—		—		(61,519)		(1,446)

Net income	$52,792		$61,469		$327,531		$285,374		$355,703		$175,416		$109,830

Other data:
Ratio of earnings to fixed charges(8)	2.38	x	2.58	x	3.01	x	2.84	x	3.07	x	2.32	x	2.76x

	Three Months Ended
	March 31,		Year Ended December 31

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in thousands)
	(Unaudited)
Balance sheet data (at end of period):
Total assets	$7,015,158	$7,735,010	$7,050,884	$7,756,368	$6,992,536	$6,582,266	$6,691,897
Long-term debt(9)	3,474,729	3,099,029	3,436,835	3,251,728	2,787,984	2,724,100	3,064,363
Other long-term liabilities	704,504	917,233	225,636	322,378	257,111	288,242	169,754
Mandatorily redeemable convertible trust issued preferred securities	—	—	—	—	—	585,177	584,605
Total stockholders’ equity	1,989,591	2,775,966	1,872,079	2,663,599	2,543,979	1,643,293	1,475,880

(1)	Net sales have been restated to reflect the adoption of Emerging Issues Task Force (“EITF”) Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer.” The net effect was to decrease net sales by $33.7 million in 2001. There was no impact on our net income as a result of the adoption of this issue.

(2)	Effective January 1, 2006, SFAS No. 123(R), “Share-Based Payment”, became effective for us and we adopted its provisions retroactively. As a result, compensation expense was recognized for stock options in cost of sales and in operating costs and expenses for the three-month periods ended March 31, 2006 and 2005. No compensation expense was recognized for stock options in our historical financial statements prior to our adoption of SFAS No. 123(R), as we elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The following table summarizes pro forma net income that we previously disclosed for each prior period, using fair value methods provided for in SFAS No. 123, “Accounting for Stock-Based Compensation”, and illustrates the net income that will be reflected upon retrospective application for the adoption of SFAS No. 123(R).

	Year Ended December 31

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Net income, as reported	$327,531	$285,374	$355,703	$175,416	$109,830
Add: Stock based compensation expense included in reported net income, net of tax	11,275	3,628	2,396	—	—
Less: Stock based compensation expense determined under fair value-based methods for all awards, net of tax	(30,152)	(35,281)	(36,614)	(31,249)	(16,926)

Pro forma net income	$308,654	$253,721	$321,485	$144,167	$92,904

(3)	On January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which requires, among other things, that goodwill and other intangible assets with indefinite lives no longer be amortized and that recognized intangible assets with finite lives be amortized over their respective useful lives. As required by SFAS No. 142, our results for periods prior to 2002 have not been restated.

(4)	Results for 2004 include a gain of $5.9 million primarily related to the settlement of litigation. Results for 2003 include a gain of $66.2 million on the sale of our frozen pre-whipped topping and frozen creamer operations and a gain of $2.5 million related to the divestiture of the 11 facilities in 2001 in connection with our acquisition of Legacy Dean. Results for 2001 include a gain of $47.5 million on the divestiture of 11 facilities offset by an expense of $28.5 million resulting from a payment to a supplier as consideration for modifications to an agreement and an impairment charge of $1.7 million on a water plant.

(5)	Results for 2004 include a charge of $32.6 million to write off deferred financing costs related to the refinancing of our credit facility. Results for 2001 and 2000 have been restated to reflect the adoption of SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” Gains and losses that were previously recorded as extraordinary items related to the early extinguishment of debt, which were a $7.3 million loss in 2001 and a $7.7 million gain in 2000, have been reclassified to interest expense. There was no effect on net income.

(6)	In December 2001, in connection with our acquisition of Legacy Dean, we purchased Dairy Farmers of America’s 33.8% interest in our Dairy Group.

(7)	In the fourth quarter of 2005, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 47 “Accounting for Conditional Asset Retirement Obligations”. If FIN 47 had always been in effect, we would have expensed this amount for depreciation in periods prior to January 1, 2005.

(8)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income before income taxes plus fixed charges. “Fixed charges” consist of interest on all debt, amortization of deferred financing costs and the portion of rental expense that we believe is representative of the interest component of rent expense.

(9)	Includes amounts outstanding under subsidiary lines of credit and the current portion of long-term debt.

DESCRIPTION OF THE NOTES AND THE GUARANTEES
      The following discussion of the terms of the notes supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus and identifies any general terms and provisions described in the accompanying prospectus that will not apply to the notes.
      Unless the context requires otherwise, references in this section to “we,” “us,” “our” and the “Company” refer to Dean Foods Company only.
General
      The notes will be issued under an indenture among us, The Bank of New York Trust Company, N.A. and the guarantors named therein. You should read the accompanying prospectus for a general discussion of the terms and provisions of the indenture.
      The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue thereunder and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. We are initially offering the notes in the principal amount of $500,000,000. We may, without the consent of the holders, issue additional notes and thereby increase that principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes we offer by this prospectus supplement.
      The notes will mature on June 1, 2016 and will bear interest at a rate of 7.000% per year. Interest on the notes will accrue from May 17, 2006 or from the most recent interest payment date to which interest has been paid or duly provided for. In each case, we:

•	will pay interest on the notes semi-annually on June 1 and December 1 of each year, beginning December 1, 2006;

•	will pay interest to the person in whose name a note is registered at the close of business on the May 15 or November 15 preceding the interest payment date;

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.
      If any interest payment date or maturity or redemption date falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable from and after such interest payment date or maturity or redemption date, as the case may be, to such next business day. “Business day” means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.
      We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.
Subsidiary Guarantees
      Our obligations under the indenture and the notes, including the payment of principal of, and premium, if any, and interest on, the notes, will be fully and unconditionally guaranteed by the subsidiaries that are guarantors under our senior secured credit facility, which are substantially all of our wholly owned U.S. subsidiaries. The subsidiary guarantors represent substantially all of our revenue and income. The subsidiary guarantors’ guarantees will be joint and several obligations.
      The guarantees will be senior unsecured obligations of each subsidiary guarantor and will rank equally with all of the other senior unsecured obligations of the subsidiary guarantor. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors. The obligations of each subsidiary guarantor under its guarantee will provide that it be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.
      If a guarantee were rendered voidable, it could be subordinated by a court to all other liabilities and obligations (including guarantees and other contingent liabilities) of the applicable subsidiary guarantor, and, depending on the amount of such liabilities and obligations, a subsidiary guarantor’s liability on its guarantee could be reduced to zero.
      The guarantees will not contain any restrictions on the ability of any subsidiary guarantor to (i) pay dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of that subsidiary guarantor’s capital stock or (ii) make any payment of principal, premium, if any, or interest on or repay, repurchase or redeem any debt securities of that subsidiary guarantor.
      A subsidiary guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other person to the extent described under “Description of Debt Securities — Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus, but, if such other person is not Dean Foods or another subsidiary guarantor, such subsidiary guarantor’s obligations under its subsidiary guarantee must be expressly assumed by such other person, unless the guarantee is released as described in the following paragraph.
      The guarantee of a subsidiary guarantor will be released to the extent such subsidiary guarantor is released as a guarantor under the senior secured credit facility or the senior secured credit facility is refinanced without such subsidiary guarantor being a guarantor or the senior secured credit facility is otherwise terminated.
Ranking
      The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness and will be effectively subordinated to the indebtedness outstanding under our senior secured credit facility from time to time and any other secured debt we may incur. The notes will be fully and unconditionally guaranteed on a senior basis, jointly and severally, by the subsidiaries that are guarantors under our senior secured credit facility, which are substantially all of our wholly owned U.S. subsidiaries as described above. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors. These subsidiary guarantors also guarantee our obligations under the senior secured credit facility. The senior secured credit facility is secured by liens on substantially all of our domestic assets including the assets of our subsidiaries, but excluding the capital stock of the former Legacy Dean’s subsidiaries, and the real property owned by Legacy Dean and its subsidiaries.
      We are a holding company and conduct all of our operations through our subsidiaries. Consequently, our ability to pay our obligations, including our obligation to pay interest on the notes and to repay the principal amount of the notes at maturity, upon redemption, acceleration or otherwise will depend upon our subsidiaries’ earnings and advances or loans made by them to us (and potentially dividends or distributions made by them to us). Our subsidiaries are separate and distinct legal entities and, except for the subsidiary guarantors’ obligations under the subsidiary guarantees, have no obligation, contingent or otherwise, to pay any amounts due on the debt securities or to make funds available to us to do so. Our subsidiaries’ ability to make advances or loans to us or to pay dividends or make other distributions to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions. The indenture will not limit our subsidiaries’ ability to enter into other agreements that prohibit or restrict dividends or other payments or advances to us. Except with respect to the covenants “Limitation Upon Liens” and “Limitation on Sale and Leaseback Transactions” contained in the indenture and described in the accompanying prospectus, the indenture does not restrict or limit the ability of any subsidiary to incur, create, assume or guarantee indebtedness or encumber its assets or properties. At March 31, 2006, we had approximately $3.47 billion aggregate principal amount of senior indebtedness outstanding (including subsidiary debt we have guaranteed), of which $2.84 billion was secured, and no subordinated indebtedness outstanding.

Optional Redemption
      We may redeem the notes in whole or in part at any time or in part from time to time, at our option, at a redemption price equal to the greater of

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.
      “Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.
      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed.
      “Comparable Treasury Price” means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
      “Independent Investment Banker” means any of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, and their successors, or, if Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.
      “Reference Treasury Dealer” means any of (1) Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., or their successors; provided, however, that if Citigroup Global Markets Inc. or J.P. Morgan Securities, Inc. shall cease to be a primary U.S. Government securities dealer in New York City, which we refer to as a “Primary Treasury Dealer”, we will substitute another Primary Treasury Dealer and (2) any one other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

      Holders of notes to be redeemed will be sent a redemption notice by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days and not less than 30 days before the redemption date, the particular notes or portions of the notes for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.
Repurchase at the Option of Holders Upon a Change of Control
      Upon the occurrence of a “Change of Control,” (as defined below), each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
      Within 30 days following any Change of Control, we will:

(a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b) send, by first-class mail, with a copy to the Trustee, to each holder of notes, at such holder’s address appearing in the security register, a notice stating:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control” and that all notes timely tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the repurchase date, which will be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control); and

(4) the procedures that holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.
      We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.
      We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of this compliance.
      We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

      The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ property. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we and our subsidiaries, considered as a whole, dispose of less than all of our property by any of the means described below, the ability of a holder of notes to require us to repurchase its notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.
      “Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the total voting power of the Voting Stock of the Company (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the “parent corporation”) so long as such person or group beneficially owns, directly or indirectly, in the aggregate at least a majority of the total voting power of the Voting Stock of such parent corporation); or

(b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the Property of the Company and its Subsidiaries, considered as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to a Wholly Owned Subsidiary), shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person or any other Person merges, consolidates or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1) the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the Surviving Person, and

(2) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the Surviving Person immediately after such transaction and in substantially the same proportion as before the transaction; or

(c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of not less than three-fourths of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office; or

(d) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.
      “Board of Directors” means the Board of Directors of the Company or any of the Guarantors, as the case may be, or any duly authorized committee of such Board of Directors.
      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, including, without limitation, all common stock and preferred stock.

      “Property” means any asset, revenue or any other property, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.
      “Voting Stock” means, with respect to any Person, Capital Stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.
      “Wholly-Owned Subsidiary” means any Subsidiary all of the outstanding voting securities of which shall at the time be owned or controlled, directly or indirectly, by the Company or one or more Wholly-Owned Subsidiaries, or by the Company and one or more Wholly-Owned Subsidiaries, or any similar business organization which is so owned or controlled.
Sinking Fund
      The notes will not have the benefit of any sinking fund.
Additional Event of Default
      In addition to the Events of Default described in the accompanying prospectus, the terms of the notes provide that an Event of Default will also occur in the event the guarantee of the notes by any of the Subsidiary Guarantors ceases to be, or is asserted in writing by the Company or such Subsidiary Guarantor not to be, in full force and effect or enforceable in accordance with its terms (except as contemplated or permitted by the terms of the guarantee or the indenture).
Global Notes; Book-Entry System
     Global Notes
      The notes will be issued initially in book-entry form and will be represented by one or more global notes in fully registered form without interest coupons which will be deposited with the trustee as custodian for The Depository Trust Company, which we refer to as “DTC”, and registered in the name of Cede & Co. or another nominee designated by DTC. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated notes except in the limited circumstances described below.
      All interests in the global notes will be subject to the rules and procedures of DTC.
     Certain Book-Entry Procedures for the Global Notes
      The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we nor the underwriters takes any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.
      DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including one or more of the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to collectively as the “indirect participants,” that clear through or maintain a custodial relationship with a participant either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.
      We expect that, pursuant to procedures established by DTC:

•	upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the underwriters with an interest in the global note; and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership of beneficial interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).
      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.
      So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders of the notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.
      Payments with respect to the principal of and interest on a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.
      Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.
      Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
      We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and its book-entry system from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information.
Certificated Notes
      We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	an event of default has occurred and is continuing; or

•	we determine not to have the notes represented by a global security.
      Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued in certificated form.
Information Concerning the Trustee
      The Bank of New York Trust Company, N.A. is the trustee under the indenture. From time to time, we maintain deposit accounts and conduct other banking transactions with the trustee and its affiliates in the ordinary course of business. The Bank of New York Trust Company, N.A. also serves as trustee for certain of our other senior unsecured debt obligations.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. The discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, dealers in securities, tax-exempt organizations, certain expatriates or taxpayers holding the notes through a partnership or similar pass-through entity or as part of a “straddle,” “hedge” or “conversion transaction”). Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.
      Except as otherwise indicated below, this discussion assumes that the notes are held as capital assets (as defined in Section 1221 of the Code) by the holders thereof. The discussion is limited to the U.S. federal income tax consequences to holders acquiring notes at original issue for cash at the initial offering price. We will treat the notes as indebtedness for U.S. federal income tax purposes, and this discussion is based on the assumption that such treatment will be respected.
      PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES.
U.S. Holders
      For purposes of the following discussion, the term “U.S. Holder” is used to refer to a beneficial owner of a note who or which is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person;
and whose status as a U.S. Holder is not overridden under the provisions of an applicable income tax treaty.
     Interest on Notes
      Interest on the notes generally will be included in income by a U.S. Holder as ordinary interest income when received or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.
      In certain circumstances, we may, or may be required to, redeem or repurchase notes for an amount in excess of their stated principal amount plus accrued and unpaid interest thereon as described above under “Description of the Notes and Guarantees — Optional Redemption” and “Description of the Notes and Guarantees — Repurchase at the Option of Holders Upon a Change of Control.” We intend to take the position that the possibility that any such premium will be paid is a remote and/or incidental contingency under the applicable Treasury Regulations, and accordingly that this possibility does not affect the yield to maturity of the notes or cause the notes to be subject to special rules applicable to contingent payment debt instruments, which include mandatory accrual of interest in accordance with those rules and the possible characterization of gain realized on a taxable disposition of a note as ordinary income rather than capital gain. Our determination that the possibility of a premium being paid is a remote or incidental contingency is binding on a holder of notes unless the holder discloses a contrary determination in the manner required by the applicable Treasury Regulations. Our determination is not, however, binding on the Internal Revenue Service, or “IRS,” and if the IRS were to take a different position, it could affect the character, timing and amount of income that a holder is required to recognize from the notes or a disposition of the notes. If we do redeem or repurchase your notes at a premium, you should consult your tax advisor regarding the appropriate treatment of any premium you receive.
     Sale, Exchange, Redemption or Other Disposition of Notes
      A sale, exchange, redemption or other disposition of a note will generally be a taxable event for U.S. federal income tax purposes. In such event, a U.S. Holder will recognize gain or loss equal to the difference between:

•	the amount of cash plus the fair market value of any property received (except to the extent that amounts received are attributable to accrued interest, which portion of the consideration would be taxed as ordinary income to the extent not previously included in income); and

•	the U.S. Holder’s adjusted tax basis in the note, which will generally equal the price paid for the note.
      Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year at the time of disposition. For non-corporate taxpayers, net long term capital gains are generally subject to tax at preferential rates. The deductibility of capital losses is subject to certain limitations.
Non-U.S. Holders
      For purposes of the following discussion, the term “non-U.S. Holder” refers to a beneficial owner of a note that is for U.S. federal income tax purposes an individual, corporation, estate or trust that is not a U.S. Holder.
     Interest on Notes
      Interest paid to a non-U.S. Holder in respect of the notes generally will not be subject to withholding of U.S. federal income tax provided that:

•	the non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•	the beneficial owner is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code;

•	the beneficial owner is not a bank receiving interest on an extension of credit made pursuant to a loan agreement in the ordinary course of its trade or business; and

•	the non-U.S. Holder satisfies certain certification requirements. A beneficial owner will generally satisfy such certification requirements if it certifies, under penalties of perjury, that it is not a United States person and provides its name and address.
      Even if the above conditions are not met, a non-U.S. Holder may be entitled to a reduction in or an exemption from withholding of U.S. federal income tax on interest on the notes if it is entitled to benefits under a tax treaty between the United States and the non-U.S. Holder’s country of residence and satisfies certain certification requirements.
      If a non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable tax treaty, the interest is attributable to a permanent establishment or fixed base maintained by the non-U.S. Holder in the United States), the non-U.S. Holder will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if such non-U.S. Holder were a U.S. Holder. Any such interest income will not be subject to withholding of U.S. federal income tax if the non-U.S. Holder satisfies certain certification requirements. A non-U.S. Holder that is a foreign corporation that is engaged in a trade or business in the United States may also be subject to a 30% (or, if a tax treaty applies, such lower rate as the treaty provides) branch profits tax.
     Sale, Exchange, Redemption or Other Disposition of Notes
      A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized upon a sale, exchange, redemption or other disposition of a note unless:

•	that gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. Holder within the United States); or

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.
Backup Withholding and Information Reporting
      Information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A non-U.S. Holder may be subject to United States backup withholding tax on these payments unless the non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of non-U.S. Holders to claim the exemption from withholding tax on certain payments on the notes, described in general terms above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING
      Citigroup Global Markets Inc. is acting as book-running manager of the offering and as representative of the underwriters named below.
      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Principal
Amount of
Underwriter	Notes

Citigroup Global Markets Inc.	$177,718,000
J.P. Morgan Securities Inc.	76,171,000
Wachovia Capital Markets, LLC	76,171,000
BNP Paribas Securities Corp.	17,774,000
Banc of America Securities LLC	15,235,000
Calyon Securities (USA) Inc.	15,235,000
Greenwich Capital Markets, Inc.	15,235,000
Harris Nesbitt Corp.	15,235,000
Lazard Capital Markets LLC	15,235,000
Rabo Securities USA, Inc.	15,235,000
SunTrust Capital Markets, Inc.	15,235,000
Wells Fargo Securities, LLC	15,235,000
BNY Capital Markets, Inc.	7,618,000
PNC Capital Markets LLC	7,618,000
RBC Capital Markets Corporation	7,618,000
Barclays Capital Inc.	7,432,000

Total	$500,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.
      The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession. The underwriters may allow, and dealers may reallow, a concession on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.
      The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. We have been advised by the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of, or the trading market for, the notes.
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Dean Foods

Per note	1.2125%

      In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that our total expenses for this offering will be $0.8 million.
      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates also engage in various general financing and commercial banking transactions with us and our affiliates. In particular, affiliates of certain of the underwriters are lenders under our senior secured revolving credit facility, borrowings under which will be reduced with the net proceeds of the offering. In accordance with Rule 2710(h)(1) of the Conduct Rules of the National Association of Securities Dealers, Inc., because more than 10% of the net proceeds will be paid to affiliates of the underwriters, the offering is being conducted in compliance with Rule 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers, Inc. In accordance with that rule, Barclays Capital Inc. is acting as the “qualified independent underwriter” for the offering. That rule requires that the initial yield can be no lower than that recommended by the qualified independent underwriter. Barclays Capital Inc. has informed us that, in acting as the qualified independent underwriter, they have performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement. Barclays Capital Inc. has received $10,000 from us for this role. The underwriters may, from time to time, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of their business.
      Lazard Capital Markets LLC has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS (USA)”) pursuant to which MUS (USA) provides certain advisory and/or other services to Lazard Capital Markets LLC, including in respect of this offering. In return for this provision of such services by MUS (USA) to Lazard Capital Markets LLC, Lazard Capital Markets LLC will pay to MUS (USA) a mutually agreed upon fee.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. We have also agreed to indemnify Barclays Capital Inc. against certain liabilities in connection with its role as qualified independent underwriter.
LEGAL MATTERS
      The validity of our notes offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C. and for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

PROSPECTUS
DEAN FOODS COMPANY
Debt Securities
          We may from time to time offer to sell debt securities. The debt securities will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. The debt securities will be fully and unconditionally guaranteed by the subsidiaries that are guarantors under our senior credit facility, which are substantially all of our wholly owned U.S. subsidiaries.
      This prospectus contains a general description of the debt securities that we may offer for sale. We will determine the terms of each series of debt securities at the time of sale. We will provide the specific terms of the particular series of debt securities issued under this prospectus in a supplement to this prospectus. You should read this prospectus and any applicable supplements carefully before you invest.
       Investing in these debt securities involves risks. You should carefully review the information contained in this prospectus under the heading “Risk Factors” beginning on page 5.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      We will sell these debt securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part any proposed purchase of debt securities to be made directly or through agents, underwriters or dealers. If our agents or any dealers or underwriters are involved in the sale of the debt securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.
The date of this prospectus is May 9, 2006.

ABOUT THIS PROSPECTUS
      This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, an unlimited amount of the debt securities described by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”
      This prospectus only provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide you with a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any applicable pricing supplement will describe the specific amounts, prices and other material terms of the debt securities being offered. The prospectus supplement and any applicable pricing supplement may also add, update or change the information in this prospectus. You should read this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the information contained in the documents referred to under the heading “Where You Can Find More Information.”
      You should rely only on the information contained in this prospectus and the documents incorporated by reference in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the debt securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Neither the delivery of this prospectus nor any distribution of debt securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      As used in this prospectus, the terms “Dean Foods,” “we,” “us,” “our” and the “Company” may, depending upon the context, refer to Dean Foods Company, to one or more of its consolidated subsidiaries or to Dean Foods Company and all of its subsidiaries taken as a whole.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange, and you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or a prospectus supplement or by information that we file subsequently that is incorporated by reference into this prospectus.
      We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Current Reports on Form 8-K filed with the SEC on March 8, 2006 and April 28, 2006; and

•	All documents filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of this offering.
      This prospectus is part of a registration statement we have filed with the SEC relating to the debt securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site. In addition, we post the periodic reports that we file with the SEC on our website at http://www.deanfoods.com. You may also obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201
(214) 303-3400
Attention: Investor Relations

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated or deemed to be incorporated by reference herein contain forward-looking statements that involve risks and uncertainties, including those discussed under the caption “Risk Factors.” We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and often contain words like “may,” “should,” “could,” “expects,” “seeks to,” “anticipates,” “plans,” “believes,” “estimates,” “intends,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. Forward-looking statements are inherently uncertain, and actual performance or results may differ materially and adversely from that expressed in, or implied by, any such statements. Consequently, you should recognize these statements for what they are and we caution you not to rely upon them as facts.

RISK FACTORS
      You should carefully consider the risks related to the debt securities described below and the risks related to our company under the heading “Risk Factors” in our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q, incorporated by reference in the registration statement of which this prospectus is a part, as well as other information included in this prospectus and the documents incorporated by reference in the registration statement of which this prospectus is a part, before buying any debt securities offered by the applicable prospectus supplement.
Risks related to the debt securities

Our indebtedness may increase if we issue debt securities and do not retire existing debt.
      Our total debt and debt service obligations may increase if we issue debt securities and do not use the proceeds to retire existing debt. Substantial indebtedness could, among other things:

•	require us to dedicate a substantial portion of our cash flow to repaying our indebtedness, thus reducing the amount of funds available for other general corporate purposes;

•	limit our ability to borrow additional funds necessary for working capital, capital expenditures or other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions; and

•	limit our flexibility in planning for, or reacting to changes in, our business.
      There can be no assurance that we will be able to meet our debt service obligations, including any of our obligations under the debt securities.
      In addition, we may need to incur substantial additional indebtedness in the future to fund our operations or certain strategic objectives. However, we may not be able to incur the additional financing necessary for these purposes.

The value of our debt securities may decrease if rating agencies issue any adverse rating of our securities.
      There can be no assurance that credit rating agencies will rate any debt securities that we may issue, either at the time that we issue them or subsequent to their issuance. If the rating agencies do rate our debt securities, these ratings may be lower than investors expect. Rating agencies may lower their ratings at any time in the future, or may place the debt securities under watch with the possibility of lowering their ratings on the debt securities in the future. If any of these events occur, our access to capital markets may be adversely affected, and the value of the debt securities could decline.

We conduct all of our operations through our subsidiaries and may be limited in our ability to access funds from these subsidiaries to service our debt, including the debt securities. In addition, the debt securities will not be guaranteed by all of our subsidiaries.
      We conduct all of our operations through our subsidiaries. Accordingly, we depend on our subsidiaries’ earnings and advances or loans made by them to us (and potentially dividends or distributions by them to us) to provide funds necessary to meet our obligations, including the payments of principal, premium, if any, and interest on the debt securities. If we are unable to access the cash flows of our subsidiaries, we would be unable to meet our debt obligations.
      Our subsidiaries are separate and distinct legal entities and, except for the subsidiary guarantors’ obligations under the subsidiary guarantees, have no obligation, contingent or otherwise, to pay any amounts due on the debt securities or to make funds available to us to do so. None of our foreign affiliates is an obligor or guarantor in respect of the debt securities. Substantially all of our wholly owned U.S. subsidiaries are guarantors of the debt securities, which subsidiaries are also guarantors of borrowings under our senior credit facility. As a result, if we default on our obligations under the debt securities, you will not have any direct claims against any of our foreign affiliates. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. In addition, the indenture allows us to create new foreign subsidiaries and invest in our foreign subsidiaries, all of whose assets you will not have any claim against.

The debt securities will be unsecured and, therefore, will be effectively subordinated to borrowings under our senior credit facility and any other secured debt, and the subsidiary guarantees of the debt securities will be unsecured and effectively subordinated to the secured debt of the subsidiary guarantors.
      The debt securities and subsidiary guarantees will not be secured by any of our assets or those of our subsidiaries. As a result, the debt securities are effectively subordinated to the indebtedness under our senior credit facility and any other secured debt we may incur and to the secured debt of any subsidiary guarantor to the extent of the value of the assets securing such debt. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our secured debt (including indebtedness under our senior credit facility) or the secured debt of any subsidiary guarantor may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the debt securities. As of December 31, 2005, we had approximately $2.26 billion of secured debt outstanding under our senior credit facility, but none of our U.S. subsidiaries other than our receivables securitization subsidiaries had any secured debt.

If an active trading market does not develop for a series of debt securities sold pursuant to the prospectus, you may be unable to sell any such debt securities or to sell any such debt securities at a price that you deem sufficient.
      Unless otherwise specified in an accompanying prospectus supplement, any debt securities sold pursuant to this prospectus will be new securities for which there currently is no established trading market. We may not list any debt securities sold pursuant to this prospectus on a national securities exchange. While the underwriters of a particular offering of debt securities may advise us that they intend to make a market in those debt securities, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for any series of debt securities will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any debt securities you may own or the price at which you may be able to sell your debt securities.

The subsidiary guarantees may be limited in duration.
      Each subsidiary guarantor will guarantee our obligations under the debt securities only for so long as each subsidiary guarantor is required to act as a guarantor under our senior credit facility. If any or all of the subsidiary guarantees are released or terminated or no longer required under the senior credit facility or the senior credit facility is terminated, such subsidiary guarantee(s) will be released under the indenture. The indenture does not contain any covenants that materially restrict our ability to sell, transfer or otherwise dispose of our assets, including the capital stock of our subsidiaries, or the assets of any of our subsidiaries, except as described under the caption “Description of Debt Securities — Consolidation, Merger, Sale or Conveyance.” In the event that we sell, transfer or otherwise dispose of some or all of the capital stock of a subsidiary guarantor, such that it is no longer a subsidiary of ours, the guarantee of that subsidiary would terminate. Likewise, in the event a subsidiary guarantor were to sell, transfer or otherwise dispose of all or substantially all of its assets (or incur or guarantee indebtedness where such indebtedness or guarantee is secured by such subsidiary’s assets), the ability of the holders of debt securities to collect payments against such subsidiary under the guarantee could be materially and adversely affected.

The subsidiary guarantees may raise fraudulent transfer issues, which could impair the enforceability of the subsidiary guarantees.
      Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, a court found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors or the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor:

•	was insolvent or was rendered insolvent because of the guarantee and the application of proceeds of the debt securities;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment the judgment is unsatisfied.
      We cannot be sure as to the standard that a court would use to determine whether the subsidiary guarantors were solvent at the relevant time, or that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the subsidiary guarantors’ other debt. A guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of Dean Foods Company, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration. If a court voided a guarantee as a result of fraudulent conveyance, or held it unenforceable for any other reason, holders of the debt securities would cease to have a claim against the subsidiary guarantor and would be solely creditors of Dean Foods Company and any other subsidiary guarantors. In addition, any payment by that subsidiary guarantor pursuant to its guarantee could be voided and required to be returned to the subsidiary guarantor, or to a fund for the benefit of the creditors of the subsidiary guarantor.
      Since we are a holding company, if all of the subsidiary guarantees were voided, that would result in the holder of debt securities having claims that would not be paid prior to substantially all of the other debt and liabilities of the consolidated group of entities. In addition, to the extent that the claims of holders of debt securities against any subsidiary guarantor were subordinated in favor of other creditors of such subsidiary, such other creditors would be entitled to be paid in full before any payment could be made on the debt securities. If one or more subsidiary guarantees are voided or subordinated, there may not be sufficient assets remaining to satisfy claims of holders of the debt securities after providing for all prior claims.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debt, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
      Each subsidiary guarantee will contain a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of the obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

DEAN FOODS COMPANY
      We are a leading food and beverage company. Our Dairy Group is the largest processor and distributor of milk and various other dairy products in the United States. The Dairy Group manufactures and sells its products under a variety of local and regional brand names and under private labels. Our WhiteWave Foods Company manufactures, markets and sells a variety of well known soy, dairy and dairy-related nationally branded products such as Silk® soymilk and cultured soy products, Horizon Organic® dairy products, International Delight® coffee creamers and LAND O’ LAKES® creamers and fluid dairy products. Our International Group is one of the largest processors and distributors of fluid milk in Spain and Portugal.
      Dairy Group — Our Dairy Group segment is our largest segment, with approximately 85% of our consolidated sales in 2005. Our Dairy Group manufactures, markets and distributes a wide variety of branded and private label dairy case products, such as milk, cream, ice cream, cultured dairy products and juices to retailers, distributors, foodservice outlets, schools and governmental entities across the United States. Due to the perishable nature of the Dairy Group’s products, our Dairy Group delivers the majority of its products directly to its customers’ stores in refrigerated trucks or trailers that we own or lease. This form of delivery is called a “direct store delivery” or “DSD” system and we believe we have one of the most extensive refrigerated DSD systems in the United States.
      WhiteWave Foods Company — WhiteWave Foods Company manufactures, develops, markets and sells a variety of nationally-branded soy, dairy and dairy-related products, such as Silk soymilk and cultured soy products; Horizon Organic dairy and other products; International Delight coffee creamers; and LAND O’LAKES creamers and fluid dairy products. WhiteWave Foods Company also sells The Organic Cow® organic dairy products; White Wave® and Tofu Town® branded tofu and Hershey’s® milks and milkshakes. We license the LAND O’LAKES and Hershey’s names from third parties.
      International Group — Our International Group, which consists of Leche Celta, does not qualify as a reportable segment. Leche Celta manufactures, markets and sells private label and branded milk, butter and cream through its internal sales force to retailers and distributors across Spain and Portugal.
      Our principal executive offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Our telephone number is (214) 303-3400. We were incorporated in Delaware in 1994. We maintain a website at www.deanfoods.com. The information on our website is a not a part of this prospectus.

USE OF PROCEEDS
      Unless we state otherwise in any applicable prospectus supplement, we expect to add substantially all of the net proceeds from the sale of the debt securities to our general funds to be used for general corporate purposes, including capital expenditures, working capital, repayment or reduction of long-term and short-term debt and the financing of acquisitions. We may invest funds that we do not immediately require in short-term marketable securities.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,

	2005		2004		2003		2002		2001

Ratio of earnings to fixed charges(a)	3.01	x	2.84	x	3.07	x	2.32	x	2.76	x

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents income before income taxes plus fixed charges. Fixed charges consist of interest on all debt, amortization of deferred financing costs and the portion of rental expense that we believe is representative of the interest component of rent expense.

DESCRIPTION OF DEBT SECURITIES
      We may issue debt securities in one or more series (each of which we refer to as a “series”) under an indenture to be entered into between us and The Bank of New York Trust Company, N.A., as trustee. The terms of any series of debt securities will be those specified in or pursuant to the indenture and in the certificates evidencing that series of debt securities and those made part of the indenture by the Trust Indenture Act of 1939.
      The following summary of selected provisions of the indenture and the debt securities is not complete, and the summary of selected terms of a particular series of debt securities included in any applicable prospectus supplement also will not be complete. You should review the form of indenture and the form of certificate evidencing the applicable debt securities, which forms have been or will be filed as exhibits to the registration statement of which this prospectus is a part or as exhibits to documents which have been or will be incorporated by reference in this prospectus. To obtain a copy of the indenture or the form of certificate for the debt securities, see “Where You Can Find More Information” in this prospectus. The following summary and the summary in any applicable prospectus supplement are qualified in their entirety by reference to all of the provisions of the indenture and the certificates evidencing the debt securities, which provisions, including defined terms, are incorporated by reference in this prospectus. Capitalized terms used in this section and not defined have the meanings assigned to those terms in the indenture.
      The following description of debt securities describes the general terms and provisions of the series of debt securities to which any prospectus supplement may relate. When we offer to sell a series of debt securities, we will describe the specific material terms of the series in a supplement to this prospectus. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus.
General
      The debt securities may be issued from time to time in one or more series of senior debt securities. Any series of debt securities will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness and will be effectively subordinated to the indebtedness outstanding under our senior credit facility from time to time and any other secured debt we may incur. Each series of debt securities will be fully and unconditionally guaranteed on a senior basis, jointly and severally, by the subsidiaries that are guarantors under our senior credit facility, which are substantially all of our wholly owned U.S. subsidiaries, as described below. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors. These subsidiary guarantors also guarantee our obligations under the senior credit facility. We can issue an unlimited amount of debt securities under the indenture. The indenture provides that debt securities of any series may be issued up to the aggregate principal amount which may be authorized from time to time by us. The indenture also does not limit the amount of other indebtedness or securities which we may issue, other than limiting secured indebtedness as described below. The trustee will authenticate and deliver debt securities as described in the indenture.
      We are a holding company and conduct all of our operations through our subsidiaries. Consequently, our ability to pay our obligations, including our obligation to pay interest on the debt securities and to repay the principal amount of the debt securities at maturity, upon redemption, acceleration or otherwise will depend upon our subsidiaries’ earnings and advances or loans made by them to us (and potentially dividends or distributions made by them to us). Our subsidiaries are separate and distinct legal entities and, except for the subsidiary guarantors’ obligations under the subsidiary guarantees, have no obligation, contingent or otherwise, to pay any amounts due on the debt securities or to make funds available to us to do so. Our subsidiaries’ ability to make advances or loans to us or to pay dividends or make other distributions to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions. The indenture will not limit our subsidiaries’ ability to enter into other agreements that prohibit or restrict dividends or other payments or advances to us. Except with respect to the covenants “Limitation Upon Liens” and “Limitation on Sale and Leaseback Transactions” contained in the indenture described below, the indenture does not restrict or limit the ability of any subsidiary to incur, create, assume or guarantee indebtedness or encumber its assets or properties. At December 31, 2005, we had approximately $3.4 billion aggregate principal amount of senior indebtedness outstanding (including subsidiary debt we have guaranteed) and no subordinated indebtedness outstanding.
      The covenants contained in the indenture would not necessarily afford the holder of debt securities protection in the event of a highly leveraged transaction or other transaction involving us that may adversely affect holders of debt securities.
      We will provide the specific terms of the series of debt securities being offered in a supplement to this prospectus. These terms will include some or all of the following:

•	the title of the series of debt securities;

•	any limit upon the aggregate principal amount of the offered debt securities;

•	the currency or currency units or composite currencies based on or relating to currencies in which the offered debt securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable;

•	any index used to determine the amount of payment of principal of, and any premium and interest on, the offered debt securities;

•	if other than 100% of the principal amount, the percentage of their principal amount at which the offered debt securities will be offered;

•	the date or dates (or method to determine them) on which the principal of the offered debt securities will be payable;

•	the rate or rates (or method to determine them) at which the offered debt securities will bear interest, if any, the date or dates from which any interest will accrue and on which interest will be payable, and the record dates for the determination of the holders to whom interest is payable;

•	if other than as set forth in this prospectus, the place or places where the principal of and interest, if any, on the offered debt securities will be payable;

•	the price or prices at which, the period or periods within which and the terms and conditions upon which offered debt securities may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem, repurchase or repay offered debt securities, whether pursuant to any sinking fund or other provisions or at the option of a holder thereof;

•	whether the offered debt securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee;

•	whether the offered debt securities will be issuable in registered form or bearer form and, if the offered debt securities are issuable in bearer form, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of offered debt securities in bearer form;

•	whether and under what circumstances we will pay additional amounts on offered debt securities held by a person who is not a U.S. person (as defined in the prospectus supplement) in respect of any tax, assessment or governmental charge withheld or deducted, and if so, whether we will have the option to redeem those debt securities rather than pay the additional amounts;

•	any additional event of default; and

•	any other terms or conditions and any other deletions from, modifications of, or additions to the Indenture in respect of such series.
“Principal” includes, when appropriate, the premium, if any, on the offered debt securities.

      Each series of debt securities will be a new issue with no established trading market. Therefore, we can give no assurance that there will be a liquid trading market for the debt securities. We may purchase debt securities at any time in the open market or otherwise. Debt securities we purchase may, in our discretion, be held, resold, canceled or used to satisfy any sinking fund or redemption requirements.
      Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate will be sold at a substantial discount below their stated principal amount. Material U.S. federal income tax and other considerations applicable to these discounted debt securities (or to other debt securities issued at par which are treated as having been issued at a discount for U.S. federal income tax purposes) will be described in a prospectus supplement.
      The debt securities may be denominated in U.S. dollars, or in any other currency, currency unit or composite currency. If we sell any of the debt securities for any foreign currency, currency unit or composite currency or if principal, premium, if any, and interest on any of the debt securities is payable in any foreign currency, currency unit or composite currency, the restrictions, elections, tax consequences, specific terms and other information with respect to that issue of debt securities and the foreign currency, currency unit or composite currency will be set forth in the prospectus supplement relating to those debt securities.
      Unless otherwise indicated in a prospectus supplement, principal and interest will be payable at the office or agency we maintain for that purpose. Debt securities may also be registered for transfer or exchange at that office or agency. At our option, payment of interest on registered debt securities may be made by check or by wire transfer. No service charge will be made for any exchange or registration of transfer of the debt securities, but we may require payment of a sum sufficient to cover any tax or other government charge.
Subsidiary Guarantees
      Our obligations under the indenture and the debt securities, including the payment of principal of, and premium, if any, and interest on, the debt securities, will be fully and unconditionally guaranteed by the subsidiaries that are guarantors under our senior credit facility, which are substantially all of our wholly owned U.S. subsidiaries. The subsidiary guarantors represent substantially all of our revenue, income and assets. The subsidiary guarantors’ guarantees will be joint and several obligations.
      The guarantees will be senior unsecured obligations of each subsidiary guarantor and will rank equally with all of the other senior unsecured obligations of the subsidiary guarantor. Each guarantee will be effectively subordinated to any secured obligations of the subsidiary guarantors. The obligations of each subsidiary guarantor under its guarantee will provide that it be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.
      If a guarantee were rendered voidable, it could be subordinated by a court to all other liabilities and obligations (including guarantees and other contingent liabilities) of the applicable subsidiary guarantor, and, depending on the amount of such liabilities and obligations, a subsidiary guarantor’s liability on its guarantee could be reduced to zero.
      The guarantees will not contain any restrictions on the ability of any subsidiary guarantor to (i) pay dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of that subsidiary guarantor’s capital stock or (ii) make any payment of principal, premium, if any, or interest on or repay, repurchase or redeem any debt securities of that subsidiary guarantor.
      A subsidiary guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other person to the extent described below under “— Consolidation, Merger, Sale or Conveyance,” but, if such other person is not Dean Foods or another subsidiary guarantor, such subsidiary guarantor’s obligations under its subsidiary guarantee must be expressly assumed by such other person, unless the guarantee is released as described in the following paragraph.

      The guarantee of a subsidiary guarantor will be released to the extent such subsidiary guarantor is released as a guarantor under the senior credit facility or the senior credit facility is refinanced without such subsidiary guarantor being a guarantor or the senior credit facility is otherwise terminated.
Reports to the Trustee
      We are required to provide the trustee with an officers’ certificate each fiscal year stating that we reviewed our activities during the preceding fiscal year and that, after reasonable investigation and inquiry by the certifying officers, we are in compliance with the requirements of each indenture and that no default exists or, if we know of a default, we must identify it.
      We will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may be applicable, in connection with any obligation of ours to purchase offered debt securities at the option of the holders of those securities. Any such applicable obligation and tender offer rules will be described in the applicable prospectus supplement.
      Unless otherwise described in a prospectus supplement relating to any offered debt securities, there are no covenants or provisions contained in the indenture which may afford the holders of offered debt securities protection in the event of a highly leveraged transaction involving us, except to the limited extent described below under “Limitation Upon Liens,” “Limitation on Sale and Leaseback Transactions” and “Consolidation, Merger, Sale or Conveyance.” These covenants or provisions are not subject to waiver by our board of directors without the consent of the holders of not less than a majority in principal amount of debt securities of each series. For more information please refer to “Modification of Indenture” below.
Limitation Upon Liens
      The indenture provides that, so long as any of the senior debt securities of a series remain outstanding, unless the terms of the series provide otherwise, we will not and will not permit any Consolidated Subsidiary to issue, assume or guarantee any indebtedness for money borrowed (“indebtedness”) that is secured by a mortgage, pledge, security interest or other lien or encumbrance (a “lien”) upon or with respect to any Principal Property or on the capital stock of any Consolidated Subsidiary that owns a Principal Property unless

•	we secure the senior debt securities equally and ratably with (or prior to) any and all other obligations and indebtedness secured by that lien, or

•	the aggregate amount of all the indebtedness secured by the lien on us or our Consolidated Subsidiaries then outstanding, together with all Attributable Debt in respect of sale and leaseback transactions existing at that time, would not exceed 15% of the Consolidated Net Tangible Assets of Dean Foods, with the exception of transactions that are not subject to the limitation described in “Limitation on Sale and Leaseback Transactions” below.
      The above limitation will not apply to some types of permitted liens. Therefore, the indebtedness secured by those permitted liens is excluded in computing indebtedness for purposes of this limitation. These permitted liens include:

•	liens existing as of the date of the issuance of senior debt securities of any series;

•	liens on property or assets of, or any shares of stock or securing indebtedness of, any corporation existing at the time such corporation becomes a Consolidated Subsidiary;

•	liens on property, assets, shares of stock or securing indebtedness existing at the time of an acquisition, including an acquisition through merger or consolidation, and liens to secure indebtedness incurred prior to, at the time of or within 180 days after the later of the completion of the acquisition, or the completion of the construction and commencement of the operation of, any such property, for the purpose of financing all or any part of the purchase price or construction cost of that property;

•	liens to secure specified types of development, operation, construction, alteration, repair or improvement costs;

•	liens in favor of, or which secure indebtedness owing to, us or a Consolidated Subsidiary;

•	liens in connection with government contracts, including the assignment of moneys due or to come due on those contracts;

•	certain types of liens in connection with legal proceedings;

•	certain types of liens arising in the ordinary course of business and not in connection with the borrowing of money such as mechanics’, materialmen’s, carriers’ or other similar liens;

•	liens on property securing obligations issued by a domestic governmental issuer to finance the cost of an acquisition or construction of that property;

•	extensions, substitutions, replacements or renewals of the foregoing if the principal amount of the indebtedness secured thereby is not increased and is not secured by any additional assets; and

•	liens securing indebtedness or any other obligation under the senior credit facility.
Limitation on Sale and Leaseback Transactions
      The indenture provides that, so long as any of the senior debt securities of a series remain outstanding, unless the terms of that series provide otherwise, neither we nor any Consolidated Subsidiary may enter into any arrangement with any person (other than ourselves) where we or a Consolidated Subsidiary agree to lease any Principal Property which has been or is to be sold or transferred more than 120 days after the later of (i) such Principal Property has been acquired by us or a Consolidated Subsidiary and (ii) completion of construction and commencement of full operation thereof, by us or a Consolidated Subsidiary to that person (a “Sale and Leaseback Transaction”). Sale and Leaseback Transactions with respect to facilities financed with specified tax exempt securities are excepted from the definition. This covenant does not apply to leases of a Principal Property for a term of less than three years.
This limitation also does not apply to any Sale and Lease-Back Transaction if

•	the net proceeds to us or a Consolidated Subsidiary from the sale or transfer equal or exceed the fair value, as determined by our board of directors, of the Principal Property so leased,

•	we or the Consolidated Subsidiary could incur indebtedness secured by a lien on the Principal Property to be leased pursuant to the terms discussed in “Limitation Upon Liens” above in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction without equally and ratably securing the senior debt securities, or

•	we, within 120 days after the effective date of the Sale and Leaseback Transaction, apply an amount equal to the fair value as determined by our board of directors of the Principal Property so leased to:

•	the prepayment or retirement of our Funded Debt, which may include debt securities; or

•	the acquisition of additional real property.
Certain Definitions
      The terms set forth below are defined in the indenture as follows:

“Attributable Debt,” in respect of the Sale and Leaseback Transactions described above, means as of any particular time, the present value, calculated using a rate of interest implicit in such transaction determined in accordance with generally accepted accounting principles in the United States, of the obligation of a lessee for rental payments during the remaining term of any lease, including any period for which that lease has been extended or may, at the option of the lessor, be extended.

“Consolidated Net Tangible Assets” means the aggregate amount of assets, reduced by applicable reserves and other properly deductible items, after deducting

•	all current liabilities, excluding the current portion of any Funded Debt and any other current liabilities constituting Funded Debt because it is extendible or renewable, and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles, all as set forth on the books and records of Dean Foods and its Consolidated Subsidiaries and computed in accordance with generally accepted accounting principles in the United States.
      “Consolidated Subsidiary” means a subsidiary of Dean Foods, the accounts of which are consolidated with those of Dean Foods in accordance with generally accepted accounting principles in the United States.
      “Funded Debt” means all indebtedness for the repayment of money borrowed, whether or not evidenced by a bond, debenture, note or similar instrument or agreement, having a final maturity of more than 12 months after the date of its creation or having a final maturity of less than 12 months after the date of its creation but by its terms being renewable or extendible beyond 12 months after such date at the option of the borrower. When determining “Funded Debt,” indebtedness will not be included if, on or prior to the final maturity of that indebtedness, we have deposited the necessary funds for the payment, redemption or satisfaction of that indebtedness in trust with the proper depositary.
      “Principal Property” means, as of any date, any building, structure or other facility, together with the land upon which it is erected and any fixtures which are a part of the building, structure or other facility, used primarily for manufacturing, processing or production, in each case located in the United States, and owned or leased or to be owned or leased by Dean Foods or any Consolidated Subsidiary, and in each case the net book value of which as of that date exceeds 2% of the Consolidated Net Tangible Assets of Dean Foods as shown on the consolidated balance sheet contained in our latest filing with the SEC, other than any such land, building, structure or other facility or portion thereof which is a pollution control facility, or which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our Consolidated Subsidiaries, considered as one enterprise.
Events of Default
      “Event of default” means, with respect to any series of debt securities, any of the following:

•	failure to pay interest that continues for a period of 30 days after payment is due;

•	failure to make any principal or premium payment when due;

•	failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after either the trustee notifies us of the failure or the holders of at least 25% in principal amount of the outstanding debt securities affected by the failure notify us and the trustee of the failure;

•	failure to make any payment after the maturity of any indebtedness of the Company with an aggregate principal amount in excess of $250 million or the acceleration of indebtedness of the Company with an aggregate principal amount in excess of $250 million as a result of a default with respect to such indebtedness, and such indebtedness, in either case, is not discharged or such acceleration is not cured, waived, rescinded or annulled within a period of 30 days after we receive written notice; or

•	other events of bankruptcy, insolvency or reorganization as specified in the indenture.

      In general, the trustee is required to give notice of a default with respect to a series of debt securities to the holders of that series. The trustee may withhold notice of a default if the trustee in good faith determines that it is in the best interest of the holders of that series to do so, other than a default in the payment of principal of, and premium, if any, or interest on any debt security or in the making of any sinking fund payment. An event of default for a particular series of debt securities does not necessarily constitute an event of default for other series of debt securities. Additional events of default may be prescribed for the benefit of holders of any series of debt securities and will be described in a prospectus supplement.
      If there is a continuing event of default with respect to any series of debt securities, then either the trustee or the holders of at least 25% in aggregate principal amount of that series may require us to immediately repay the principal and accrued interest on the affected series or, if the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series. Subject to specified conditions, the requirement to repay with respect to a series of debt securities may be annulled, and past defaults waived by the holders of a majority in principal amount of the debt securities of that series then outstanding, other than a continuing default in payment of principal of or premium, if any, or interest on the debt securities.
      The trustee may refuse to enforce the indenture or the debt securities unless it first receives satisfactory security or indemnity. Subject to limitations specified in the indenture, the holders of a majority in principal amount of the then outstanding debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.
Consolidation, Merger, Sale or Conveyance
      The indenture provides that we may consolidate with, or sell, convey or lease all or substantially all of our assets to, or merge with or into, any other corporation, if

•	either we are the continuing corporation, or the successor corporation expressly assumes the due and punctual payment of the principal of and interest on all the debt securities outstanding under the indenture according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by us; and

•	immediately after the merger or consolidation, or the sale, conveyance or lease, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.
Modification of the Indenture
      The indenture contains provisions permitting us, the subsidiary guarantors and the trustee to amend or supplement the indenture or the notes of a series with the consent of the holders of a majority in principal amount of the notes of that series then outstanding. However, no amendment or supplement may, among other things, (a) extend the final maturity of any note, or reduce the rate or extend the time of payment of any interest on the note, or reduce the principal amount of any note, premium on any note, or reduce any amount payable upon any redemption of any note, or (b) reduce the percentage of principal amount of the notes that is required to approve an amendment or supplement to the indenture, without the consent of the holder of each note so affected.
Satisfaction and Discharge of Indenture; Defeasance
      We may terminate our obligations under the debt securities of any series, except for certain surviving obligations, if either all of the debt securities of that series have been delivered to the trustee for cancellation or the debt securities of that series mature within one year or may be called for redemption within one year and, among other things, we deposit with the trustee cash or appropriate government obligations sufficient for the payment of principal and interest on the debt securities of that series to maturity.
      The indenture, except for certain specified surviving obligations, will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all of the debt securities or the deposit with the trustee of cash or appropriate government obligations or a combination thereof sufficient for the payment or redemption in accordance with the indenture and the terms of each series of debt securities.
Legal Defeasance
      We may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities, to replace stolen, destroyed, lost or mutilated debt securities, to maintain paying agencies, to compensate and indemnify the trustee and to furnish the trustee with the names and addresses of holders of debt securities), which we refer to as “defeasance,” if:

•	we irrevocably deposit with the trustee, in trust, cash and/or securities of the United States government, or securities of agencies of the United States government backed by the full faith and credit of the United States government, in an amount certified by a nationally recognized firm of independent public accountants to be sufficient to pay the principal of and interest on the debt securities of that series on the applicable due dates for those payments in accordance with the terms of the debt securities;

•	we deliver to the trustee either (i) an opinion of counsel, based on a ruling of the United States Internal Revenue Service (unless there has been a change in the applicable United States federal income tax law), to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the defeasance had not occurred or (ii) a ruling of the United States Internal Revenue Service directed to the trustee to the same effect as set forth in clause (i) above;

•	immediately after giving effect to the deposit specified in the first bullet point, on a pro forma basis, no event of default with respect to the debt securities of that series shall have occurred and be continuing on the date of deposit or, with respect to defaults occurring upon certain events of bankruptcy, insolvency or reorganization relating to us, at any time during the period ending on the 91st day after the date of the deposit; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel each stating that we have complied with all of the above requirements.
Defeasance of Certain Obligations
      We may omit to comply with certain covenants with respect to the debt securities of any series, and any such omission will not constitute an event of default with respect to the debt securities of that series, which we refer to as “covenant defeasance,” if:

•	we irrevocably deposit with the trustee, in trust, cash and/or securities of the United States government, or securities of agencies of the United States government backed by the full faith and credit of the United States government, in an amount certified by a nationally recognized firm of independent public accountants to be sufficient to pay the principal of and interest on the debt securities of that series on the applicable due dates for those payments in accordance with the terms of the debt securities;

•	we deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•	immediately after giving effect to the deposit specified in the first bullet point, on a pro forma basis, no event of default with respect to the debt securities of that series shall have occurred and be continuing on the date of the deposit or, with respect to defaults occurring upon certain events of bankruptcy, insolvency or reorganization relating to us, at any time during the period ending on the 91st day after the date of the deposit;

•	if the debt securities of that series are then listed on a national securities exchange, we deliver to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of such covenant defeasance; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel each stating that we have complied with all of the above requirements.

      If we exercise our option to effect a defeasance or covenant defeasance with respect to the debt securities of any series, as described above, and the trustee or paying agent is unable to apply any money or securities that we have deposited because of any legal proceeding or any order or judgment of any court of governmental authority, in each case our obligations under the indenture and the debt securities of that series will be revived and reinstated.
Governing Law
      The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.
Concerning the Trustee
      The Bank of New York Trust Company, N.A. will be the trustee under the indenture. We maintain customary banking relationships in the ordinary course of business with the trustee and its affiliates.
BOOK-ENTRY ISSUANCE
      The debt securities offered by any prospectus supplement may be issued in whole or in part in book-entry form and represented by one or more global securities, referred to as “global securities.” Global securities will be deposited with or on behalf of a depositary, referred to as the “global security depositary,” identified in the applicable prospectus supplement relating to the series and will be registered in the name of the global security depositary or its nominee. Unless and until it is exchanged for debt securities in definitive certificated form under the limited circumstances described below or in any other circumstances that may be described in the applicable prospectus supplement, a global security may not be transferred except as a whole by the global security depositary to a nominee of the global security depositary or by a nominee of the global security depositary to the global security depositary or another nominee of the depositary or by the global security depositary or its nominee to a successor of the global security depositary or a nominee of the successor.
      Unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company, or “DTC,” will act as global security depositary for any global securities. The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. We take no responsibility for these operations or procedures, and investors are urged to contact DTC directly to discuss these matters.
      DTC has advised us that DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, or “Exchange Act.”
      DTC holds securities for its participants and facilitates post-trade settlement among its participants of sales and securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between accounts of its participants, thereby eliminating the need for physical transfer and delivery of securities certificates. DTC participants include both U.S. and non-U.S. securities brokers and dealers, which may include one or more of the underwriters, agents or dealers involved in the distribution of the applicable securities, banks and trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.” DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, also subsidiaries of DTCC, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to other entities such as banks, both U.S. and non-U.S. brokers, dealers, trust companies and clearing corporations, which we collectively refer to as “indirect participants,” that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The rules applicable to DTC participants are on file with the SEC.
      Purchases of securities within the DTC system must be made by or through direct participants, which will receive a credit for those securities on DTC’s records. The ownership interest of the actual purchaser of a security, which we sometimes refer to as a “beneficial owner,” is in turn recorded on the direct and indirect participants’ records. Beneficial owners of securities will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased securities. Transfers of ownership interests in global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.
      To facilitate subsequent transfers, all global securities deposited with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee will not change the beneficial ownership of the securities. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. DTC’s participants are responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Redemption notices will be sent to DTC or its nominee. If less than all of the applicable securities are being redeemed, DTC will determine the amount of the interest of each direct participant in the applicable securities to be redeemed in accordance with DTC’s procedures.
      In any case where a vote may be required with respect to the applicable securities, neither DTC nor Cede & Co. will give consents for or vote those securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consent or voting rights of Cede & Co. or such other nominee as has been designated by DTC to those direct participants to whose accounts the applicable securities are credited on the record date identified in a listing attached to the omnibus proxy.
      Payments on global securities will be made to Cede & Co., as nominee of DTC, or such other nominee as has been designated by DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee or transfer agent, as the case may be, on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC, its nominee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. or such other nominee as has been designated by DTC is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.
      Except under the limited circumstances described below or under such other circumstances as may be described in the applicable prospectus supplement, purchasers of debt securities will not be entitled to have those debt securities registered in their names and will not receive physical delivery of those debt securities. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under those debt securities and the applicable indenture or other instrument or agreement pursuant to which those debt securities were issued.
      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer or pledge beneficial interests in global securities.
      DTC is under no obligation to provide its services as depositary for any debt securities and may discontinue providing its service at any time by giving notice to us. Neither we nor the trustee or any agent, as the case may be, for the applicable debt securities will have any responsibility for the performance by DTC or its direct or indirect participants under the rules and procedures governing DTC.
      Beneficial owners of debt securities registered in book-entry form will not receive certificates representing their ownership interests in those debt securities. However, if:

•	the depositary for a global security notifies us that it is unwilling or unable to continue as depositary for that global security or the depositary for that global security ceases to be a clearing agency registered as such under the Exchange Act, if so required by applicable law or regulation, and we do not appoint a successor depositary within 90 days after we receive that notice or become aware of the depositary ceasing to be so registered, as the case may be,

•	we, in our sole discretion, determine that the applicable debt securities will no longer be represented by global securities, or

•	an event of default (if any) with respect to the applicable debt securities has occurred and is continuing, we will issue and deliver definitive certificated debt securities in exchange for interests in the applicable global security. We anticipate that those definitive certificated debt securities will be registered in the name or names as the depositary instructs the trustee or transfer agent, as the case may be, for those debt securities and that those instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the applicable global securities.
      We obtained the information in this section and elsewhere in this prospectus concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION
      We may sell the debt securities in any of four ways:

•	directly to purchasers;

•	through agents;

•	through dealers; or

•	through one or more underwriters or a syndicate of underwriters in an underwritten offering.
      With respect to each offering of a series of debt securities, the following information will be set forth in, or may be calculated from the information set forth in, the related prospectus supplement:

•	the terms of any offering, including the name or names of any underwriters, dealers or agents, the purchase price of such series of debt securities and the proceeds to us from such sale;

•	any underwriting discounts, selling commissions and other items constituting underwriters’, dealers’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents; and

•	any securities exchanges on which the debt securities of the series may be listed.
      Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the debt securities offered by the prospectus supplement.
      If we sell debt securities through underwriters, the underwriters will acquire the debt securities for their own account. Debt securities may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to the approval of legal matters by counsel and other conditions and the underwriters will be obligated to purchase all the debt securities offered by the prospectus supplement if any of the debt securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
      We may also sell the debt securities directly or through agents, which may also act as principals, which we may designate from time to time. Any agent involved in the offer or sale of debt securities with regard to which this prospectus is delivered will be named, and any commissions we may pay to the agent will be set forth in, or may be calculated from the information set forth in, the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment. In the case of sales we may directly make, no commission will be payable.
      If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase debt securities from us at the public offering price set forth in that prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. These contracts will be subject to the conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commissions payable for solicitation of the contracts.
      Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against specified civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make with respect to the liabilities. Agents and underwriters may be customers of, engage in transactions with, or perform services for us or our affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses.
      The debt securities of any series may not be listed on a national securities exchange and, if listed, the listing of debt securities may not continue until the maturity of such series of such series of debt securities. Some broker-dealers may make a market in the any series of debt securities, but they will not be obligated to do so and may discontinue any market making activities at any time and without any notice to you. Further, we cannot assure you that any broker-dealer market will be reasonably liquid or broad. If we know that any series of debt securities will be listed on an exchange or that a broker-dealer will make a market in any series of debt securities, we will include that information in the prospectus supplement.
      To facilitate an offering of a series of debt securities, persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the market price of such debt securities. This may include over-allotments or short sales of such debt securities, which involves the sale by persons participating in the offering of more debt securities than have been sold to them by us. In those circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to those persons. In addition, those persons may stabilize or maintain the price of debt securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to underwriters or dealers participating in any such offering may be reclaimed if debt securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of such debt securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS
      Legal matters relating to the debt securities will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C.
EXPERTS
      The consolidated financial statements and related consolidated financial statement schedules of Dean Foods Company and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and for each of the three years ended December 31, 2005, 2004 and 2003, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K filed on March 10, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$500,000,000
Dean Foods Company
7.000% Senior Notes due 2016

PROSPECTUS SUPPLEMENT
May 11, 2006

Citigroup

JPMorgan
Wachovia Securities

BNP PARIBAS
Banc of America Securities LLC
Calyon Securities (USA)
Harris Nesbitt
Lazard Capital Markets
Rabo Securities USA, Inc.
RBS Greenwich Capital
SunTrust Robinson Humphrey
Wells Fargo Securities
BNY Capital Markets, Inc.
PNC Capital Markets LLC
RBC Capital Markets
Barclays Capital